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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Information to Be Included in Statements Filed Pursuant
To Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

dj Orthopedics, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
23325G104 (CUSIP Number)
Jerome J. Lande MMI Investments II-A, L.P. 152 West 57th Street New York, New York 10019 (212) 586-4333 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 15, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box    ☐.

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13D-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 6 Pages

CUSIP No. 23325G104	13D	Page 2 of 6 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

MMI Investments II-A, L.P. I.R.S. Identification No.: 141810589
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group (b)	☐

(3)	SEC Use Only

(4)	Source of Funds

OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
1,092,500
	(8)	Shared Voting Power

	(9)	Sole Dispositive Power
1,092,500
	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,092,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)

6.12%
(14)	Type of Reporting Person

PN

CUSIP No. 23325G104	13D	Page 3 of 6 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

MCM Management, LLC I.R.S. Identification No.: 14-1814578
(2)	Check the Appropriate Box if a Member (a)	☐
	of a Group (b)	☐

(3)	SEC Use Only

(4)	Source of Funds

AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power

	(8)	Shared Voting Power

1,092,500
	(9)	Sole Dispositive Power

	(10)	Shared Dispositive Power
1,092,500

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,092,500
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)

6.12%
(14)	Type of Reporting Person

OO

Page 4 of 6 Pages

        This Amendment No. 1 (this "First Amendment") amends a statement on Schedule 13D, originally filed March 28, 2002 (the "Original Statement"), relating to the common stock, par value $0.01 per share (the "Common Stock"), of dj Orthopedics, Inc., a Delaware corporation (the "Issuer" or "Company") whose principal executive office is located at 2985 Scott Street, Vista, California 92083.

        This First Amendment amends and supplements the Original Statement and should be read in conjunction therewith. There have been no changes in the information reported in the Statement except as indicated below. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Original Statement.

        1.    Item 3 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

        The total purchase price of the 1,092,500 shares of Common Stock (including the shares reported in the Original Statement) purchased by MMI Investments was $8,144,946, all of which has been financed by incurring margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

        2.    Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

Item 5. Interest in Securities of the Issuer

        (a)-(b) Based on approximately 17,855,566 shares of Common Stock outstanding as of March 30, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q, filed May 14, 2002, the shares of Common Stock owned by MMI Investments represent approximately 6.12% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this First Amendment.

        By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the Original Statement owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

        (c)  Except for the open market purchases of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock since the filing of the Original Statement by MMI Investments, MCM, or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the Original Statement.

Page 5 of 6 Pages

        (d)  No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

        (e)  Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2002

MMI INVESTMENTS II-A, L.P.
	By:	MCM Management, LLC
General Partner
	By:	/s/ Jerome J. Lande Jerome J. Lande Vice President

MCM MANAGEMENT, LLC

	By:	/s/ Jerome J. Lande Jerome J. Lande Vice President

Page 6 of 6 Pages

SCHEDULE II

Open Market Purchases by MMI Investments
Since the Filing of the Original Statement

Date	Number of Shares	Price/Share
5/6/02	1,000	8.70
5/6/02	600	8.71
5/6/02	1,200	8.72
5/6/02	3,100	8.74
5/6/02	9,100	8.75
5/10/02	35,000	8.97
5/10/02	500	8.96
5/13/02	10,000	8.50
5/13/02	5,000	8.55
5/13/02	5,000	8.60
5/13/02	1,000	8.70
5/13/02	10,200	8.71
5/13/02	500	8.72
5/13/02	13,300	8.75
5/14/02	2,000	8.40
5/14/02	5,000	8.45
5/14/02	5,000	8.50
5/15/02	30,500	8.30
5/15/02	15,100	8.35
5/15/02	36,900	8.40
5/15/02	2,500	8.15

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SIGNATURE
SCHEDULE II